Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

07025423

July 17, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	July 17, 2007	Media Release issued by the Company titled "RIL Makes a Significant Oil & Gas Discovery in its very First Well in Deep Waters of the Cauvery Basin"

Thanking you,

PROCESSED
JUL 25 2007
THOMSON
FINANCIAL

Yours faithfully,
For **Reliance Industries Limited**

K Sethuraman
Authorised Signatory

Encl: a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 17, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "RIL Makes a Significant Oil & Gas Discovery in its very First Well in Deep Waters of the Cauvery Basin" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Authorised Signatory

Encl : a/a

Media Release

Reliance
Industries Limited

RIL Makes a Significant Oil & Gas Discovery in its very First Well in Deep Waters of the Cauvery Basin

Mumbai 17 July 2007: Reliance Industries Ltd (RIL) is pleased to announce success in its very first well in the Cauvery deep-water basin in the east coast of India. This is the first time a hydrocarbon discovery has been made in the Cauvery deep-water basin. The deep-water block CY-DWN-2001/2 (CY-III-D5) located in the Cauvery Basin, with an area of 14,325 square kilometers, was awarded to RIL under the bidding round of NELP III. RIL holds a 100 % participating interest in this block.

The success of the well CY-III-D5-A1 in the exploration block CY-DWN-2001/2 (CY-III-D5) marks the beginning of a new vista of exploration in this basin. This well was located in a water depth of 1185 meters and was drilled to a target depth of 4081 meters and terminated in the crystalline basement. The well encountered a clastic reservoir with gross hydrocarbon column of around 150 meters in Cretaceous section. The presence of oil and gas with condensate has been confirmed by several tests including Modular Dynamic Tester (MDT) and Drill-Stem Testing (DST). During DST the well produced 31 million standard cubic feet of gas with 1200 barrels of condensate per day from the main zone. Another zone tested below the main zone produced around 550 barrels of oil per day with 1 million standard cubic feet of gas. This discovery namely 'Dhirubhai – 35' has been notified to Government of India and Directorate General of Hydrocarbons.

Within a short span of six years as an E&P operator, RIL has discovered hydrocarbons in the four major offshore basins of India namely Krishna Godavari, Mahanadi, Saurashtra and now Cauvery basin, with major commercial finds in deep waters. This discovery establishes RIL as a pioneer in the challenging deep-water exploration in India.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,10,886 crore (US$ 25.51 billion), cash profit of Rs15,768 crore (US$ 3.63 billion), net profit of Rs10,908 crore (US$ 2.51 billion) and net worth of Rs57,147 crore (US$ 13.15 billion).

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' since 2004 and ranks amongst the world's Top 200 companies in terms of profits and is amongst the 25 fastest climbers. In the FT500 2007 ranking, RIL is amongst the top 200 global companies besides featuring in the *Forbes Global* list of world's 400 best big companies.

END

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
5th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5568, 2278 5585, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com